

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Kevin Chen
Chief Executive Officer
Edoc Acquisition Corp.
7612 Main Street Fishers
Suite 200
Victor, NY 14564

> **Re: Edoc Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 19, 2020**
> **File No. 333-248819**

Dear Mr. Chen:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed October 19, 2020

Exhibits

1.   We note that the form of warrant agreement filed as Exhibit 4.5 and the form of rights agreement filed as Exhibit 4.6, respectively, each provide in the "applicable law" section that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We also note that the company waives any objection to such "exclusive" jurisdiction. If these provisions require investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District

Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If these provisions apply to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement and/or rights agreement states this clearly.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Yuan, Esq.